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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BANK OF COMMERCE HOLDINGS
(Name of Issuer)
COMMON STOCK, $ NO PAR VALUE
(Title of Class of Securities)
N/A
(CUSIP Number)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Harry L. Grashoff, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		93,750

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		432,945

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	524,395

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 4 Pages

Item 1(a)	Name of Issuer: Bank of Commerce Holdings

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1951 Churn Creek Road, Redding, CA 90062

Item 2(a)	Name of Person Filing: Linda J. Miles, Chief Financial Officer

Item 2(b)	Address of Principal Business Office or, if None, Residence:
c/o Bank of Commerce Holdings 1951 Churn Creek Road Redding, CA 90062

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 06424J103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under section 15 of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g)	[ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G)

(h)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Page 3 of 4 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 524,395

(b)	Percent of Class: 6.06%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 86,388

(ii) shared power to vote or to direct the vote: 438,007

(iii) sole power to dispose or to direct the disposition of: 86,388

(iv) shared power to dispose or to direct the disposition of: 438,007

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Signature
                                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2006	/s/ Harry L. Grashoff, Jr.

Page 4 of 4 Pages